SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 26, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes    No X
                                    ---   ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes    No X
                                    ---   ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated June 26, 2003, announcing that IBM and the Company's worldwide academic program to develop elite PLM engineers has exceeded a $100 million contribution level.

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[IBM logo/Dassault Systemes logo]

                 IBM and Dassault Systemes' Worldwide Academic
              Program to Develop Elite PLM Engineers Exceeds $100
                           Million Contribution Level

      Partners equip tomorrow's innovators with leading-edge technology to enable companies to benefit fully from Product Lifecycle Management

Linkoping, Sweden and Paris, France - June 26, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that one of Sweden's leading technical universities, the Linkoping Institute of Technology, became the latest participating university in the IBM Product Lifecycle Management (PLM) Higher Education and Training Program (HEAT).

The Linkoping Institute of Technology's Department of Mechanical Engineering
(IKP) has graduated from a traditional CAD platform to an IBM PLM solution platform, with CATIA(R) V5 for collaborative product development and SMARTEAM(R) for lifecycle management, collaboration and decision support, developed by Dassault Systemes.

IBM and Dassault Systemes' contribution to colleges and universities around the world has reached a new peak of $110 million in overall PLM HEAT program benefits, exceeding the $70 million goal originally established when the program was initiated in 1997. The PLM HEAT program educates university and high school students in PLM software and methodologies. Using IBM Product Lifecycle Management's core product design and product data management applications, CATIA, ENOVIA(TM) and SMARTEAM, the program seeks to help alleviate the shortage of skilled engineers by preparing students for the business world.

As demand for IBM's PLM solutions grows, existing training sites are unable to meet the increasing demands for skilled professionals required by manufacturing companies. Accordingly, IBM's Product Lifecycle Management business unit, with support from Dassault Systemes, created the PLM HEAT Program to enable universities to fulfill the abundance of requests from students and instructors to use the state-of-the-art CATIA and SMARTEAM applications.

IBM and Dassault Systemes now provide top educational institutions around the world with the necessary products, services and benefits to establish a leading edge CAD curriculum using CATIA, the world's number one product design software. Universities and academic institutions receive CATIA and SMARTEAM software for curriculum or research and development for a nominal fee, along with instructor training and technical support, as well as free CATIA Companion courseware.

Professor Stefan Bjorklund, Department Chair of Mechanical Engineering at Linkoping Institute of Technology, said, "Launching this new cooperative venture between our university, IBM and Dassault Systemes will enable us to train tomorrow's workforce on the most advanced technology available today. It's important that the curriculum we offer, as well as our PLM systems on which we educate our students, reflect and support actual business needs. Leading players in many industries already leverage IBM PLM Solutions. These systems will give tomorrow's workforce the capability of accelerating and assimilating

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new technological developments in product design and collaboration. Moreover, the IBM PLM Systems will be a useful tool in existing research projects and business networks where collaboration is required."

Ed Petrozelli, general manager, IBM Product Lifecycle Management, said, "IBM supports innovation by partnering with universities to facilitate the integration of the next generation of the workforce. Today's announcement reaffirms IBM's commitment to not only deliver the best solutions and methodologies on the market, but also to prepare competent and trained IT professionals to shape the on-demand workplace of the future."

"Dassault Systemes is dedicated to education and believes that future success of business depends on equipping tomorrow's innovators with leading-edge design technology today," said Francis Bernard, founder and executive committee advisor, Dassault Systemes. "With this program, we are reaching our objective."

IBM and Dassault Systemes have a legacy of preparing technology professionals for the demands of working in the real world. Their investment in HEAT supports the needs of students, universities and customers, and the broader demands of the business world. IBM and Dassault Systemes have already provided more than 150 institutions in North America, 650 in Europe, and 200 around the world with the opportunity to build a state-of-the-art Product Lifecycle Management application curriculum.

                                      ###

About Linkoping University
The Department of Mechanical Engineering (IKP), part of Linkoping Institute of Technology at Linkoping University, employs some 200 people and pursues research and undergraduate education in the field of mechanical engineering. There are six research areas at IKP that are interacting both as regards research and undergraduate programmes. The university has a close cooperation with industry in research as well as in the undergraduate programmes. The project works performed by the students are built on real problems that the different companies have encountered. The university is also involved in commissioned research and research projects within the framework of different national research programmes. In recent years the proportion of the IKP industrial cooperation has increased following our engagement in several different national research schools. For more information visit http://www.lith.liu.se


About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes Group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact:             Dassault Systemes Press Contacts:     Dassault Systemes Investor Contacts:
Jennifer Feller                Anthony Marechal                      Emma Rutherford, Harriet Keen
+33 1 41 88 61 89              +33 1 55 49 84 21                     Financial Dynamics
jennyfeller@fr.ibm.com         anthony_marechal@ds-fr.com            +44 207 831 3113

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DASSAULT SYSTEMES S.A.


Date: June 26, 2003                     By:    /s/ Thibault de Tersant
                                               -----------------------
                                        Name:  Thibault de Tersant
                                        Title: Executive Vice President,
                                               Finance and Administration

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                                 June 26, 2003                            LONDON
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Washington, D.C. 20549                                                     TOKYO
                                                                         TORONTO
                                                                WASHINGTON, D.C.

                             Dassault Systemes S.A.
            Current Report on Form 6-K (Commission File No. 0-28578)


Ladies and Gentlemen,

          On behalf of Dassault Systemes S.A., please find enclosed a copy of a Report on Form 6-K for the month of June 2003, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

          If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in our Paris office at (33-1) 53.89.70.00.




                                          Very truly yours,


                                          Kristen B. Kovalsky




cc: Thibault de Tersant
    Didier Gaillot
    Sophie de Roux
    Segolene Moignet
           Dassault Systemes S.A.



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